Notice to the Oslo Stock Exchange

ORKLA

P.O.Box 423 Skøyen, N-0213 Oslo, Norway
Telephone: +47-22 54 40 00
Telefax: +47-22 54 44 90
www.orkla.com

Ref.:
Anders Berggren, SVP Financial Investments, Tel: +47 22544522

Date: 16 December 2005

Trade subject to notification – HAG

With reference to the notices to the Oslo Stock Exchange 16 December 2005 regarding Rondane Holding AS' voluntary bid to buy all the shares in Håg ASA.

Orkla ASA and Scan TV AS entered into, 15 December 2005 after trading hours, a conditional agreements with Rondane Holding AS to sell Orkla ASAs' and Scan TV AS' total holding in HÅG ASA, consist in respectively 1,896,550 (19.83 %) and 377,950 (3.95 %) shares, to a price of NOK 47 per share in HÅG ASA.

Scan TV AS is a 100 % owned subsidiary of Orkla ASA. Orkla ASA is represented on the Board in HÅG ASA by Janne Merethe Flessum.

The agreement is conditional upon Rondane Holding AS' offer to buy all the shares in Håg ASA will be carried out.

Attached: Press release regarding Rondane Holding's voluntary offer to buy the shares in Håg ASA.

Voluntary offer for 100% of the shares in HÅG ASA

Oslo, 16 December 2005 – Rondane Holding AS has entered into conditional agreements to purchase 58,7 percent of the share capital in HÅG ASA (OSE: HAG) at a price of NOK 47,00 per share, and intends to put forward a voluntary offer to all shareholders. This values the equity of the company at NOK 449 million. The offer is conditional upon Rondane Holding achieving ownership of more than 90% in HÅG, that Rondane Holding receives the necessary approvals from the relevant authorities and third parties, as well as the absence of material adverse changes in operations.

Rondane Holding AS ("Rondane Holding") – where Torgeir Mjør Grimsrud is Chairman of the Board and Anders Berggren is a Member of the Board, intends to put forward a voluntary offer to purchase all shares outstanding in HÅG ASA ("HÅG" or the "Company"). The offer price is NOK 47,00 per share. Torgeir Mjør Grimsrud is currently Chairman of the Board in HÅG, and Anders Berggren is Investment Director in Orkla ASA.

The offer price corresponds to a premium of 23 percent compared to the closing price at 14 December (NOK 38,30). Adjusted for dividends of NOK 1,50 per share paid in September 2005, a price of NOK 47,00 per share represents a premium of 96 percent since 1 January 2005.

An offer document containing more information on the offer is in process. After approval from the Oslo Stock Exchange, the offer document will be distributed to all shareholders as soon as possible.

If the conditions for the voluntary offer are fulfilled, Rondane Holding will most likely choose to put forward a mandatory bid for all shares outstanding in HÅG and request that HÅG will be delisted from the Oslo Stock Exchange.

The shares in Rondane Holding are owned by Niki AS (42,0 percent), Leopold Invest AS (17,2 percent), Scan TV AS (6,8 percent) and Orkla ASA (34,1 percent). Rondane Holding has entered into a conditional agreement to purchase all shares in HÅG held by Niki AS (2 336 780 shares (24,4 percent)), Leopold Invest AS (958 00 shares (10,0 percent)), Scan TV AS (377 950 shares (4,0 percent)) and Orkla ASA (1 896 550 shares (19,8 percent)) at NOK 47 per share. Niki AS and Leopold Invest AS are owned by Torgeir Mjør Grimsrud and his familiy. Scan TV AS is a wholly-owned subsidiary of Orkla ASA, which became a shareholder in HÅG through merging with Scan TV AS' wholly-owned subsidiary Nordstjernen Holding AS. Orkla ASA is represented at the Board of Directors of HÅG by Janne Merethe Flessum.

Rondane Holding has also received pre-acceptances for all shares in HÅG owned by CEO Lars I. Røiri (0,1 percent) and CFO André Jaeger (0,4 percent). After the completion of the conditional agreements and the pre-acceptances, Rondane Holding has a total of 5 610 530 shares (58,7 percent) in HÅG. Rondane Holding has not contacted other shareholders in HÅG.

The offer will be financed through a combination of debt issued by DnB NOR Bank ASA and equity. The conditional agreements and the pre-acceptances are subject to Rondane Holding achieving ownership of 90% or more in HÅG, that Rondane Holding receives approvals from the relevant authorities and third parties, as well as the absence of any material adverse changes in operations.

It is the opinion of Rondane Holding that HÅG is a well-managed company with an attractive market position. Rondane Holding intends to continue the organisation and strategy of HÅG in its current form. The HÅG share has been the object of limited trading volumes during the recent years, and Rondane Holding is of the opinion that the Company is better positioned as an unlisted company.

The offer is not expected to have any consequences on the daily operations or the working conditions for the employees of HÅG.

The independent Members of the Board are expected to issue a statement regarding the offer in due course.

DnB NOR Markets has been the financial advisor and Thommessen Krefting Greve Lund AS Advokatfirma has been the legal counsel for Rondane Holding.

Notice to the Oslo Stock Exchange

ORKLA

P.O.Box 423 Skøyen, N-0213 Oslo, Norway
Telephone: +47-22 54 40 00
Telefax: +47-22 54 44 90
www.orkla.com

Ref.:
Ellen Ronæss, Shareholder Services, Tel.: +47 2254 4430

Date: 12 December 2005

Trade subject to notification – options

Under its share option programme for senior management, Orkla has awarded 135,500 new options. The managers will be entitled to buy a corresponding number of Orkla shares at a strike price of NOK 284.90. These options may not be exercised until after the publication of Orkla's financial results for 2008 (in February 2009) and will expire on 15 December 2011.

Full version enclosed to www.newsweb.no and www.orkla.com

The above transactions also concern primary insiders:

Name - options received - Total options now held - Total shareholding.
Anders Berggren - 5,000 - 24,000 - 4,671 shares
Torkild Nordberg - 5,000 - 44,167 – 600 shares
Bente Brevik - 3,000 - 24,000 - 2,600 shares
Atle Vidar Johansen - 3,000 – 16,500 – 400 shares
Audun Bø - 3,000 – 16,000 - 300 shares
Inger Johanne Solhaug – 4.000 – 14,666 – 380 shares

After these transactions a total of 1,603,408 options in Orkla have currently been issued. Moreover, Orkla has an exposure through a cash-settled financial derivative of 450,000 underlying shares in the hedge position related to the remaining part of the cash bonus programme.

Orkla currently holds 2,022,607 own shares.

Notice to the Oslo Stock Exchange

ORKLA

P.O.Box 423 Skøyen, N-0213 Oslo, Norway
Telephone: +47-22 54 40 00
Telefax: +47-22 54 44 90
www.orkla.com

Ref.:
Ellen Ronæss, Shareholder Services, Tel.: +47 2254 4430

Date: 12 December 2005

Trade subject to notification

On 9 December 2005, in connection with its option programme, Orkla exercised 3,000 options, at a strike price of NOK 127.

The transaction concern primary insider Atle Vidar Johansen, Managing Director of Orkla Foods. At the same time Johansen sold 1,000 shares at a price of NOK 259.98. Johansen's new total holding is 2,400 shares and 13,500 options in Orkla ASA.

After exercise of options, Orkla's holding of Orkla shares is 2,019,607. A total of 1,600,408 options have currently been issued. Moreover, Orkla has an exposure through a cash-settled financial derivative of 450,000 underlying shares in the hedge position related to the remaining 430,500 synthetic options of the cash bonus programme.